

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

Mr. Glenn A. Oclassen
President and Chief Executive Officer
Transcept Pharmaceuticals, Inc.
1003 W. Cutting Blvd., Suite #110
Point Richmond, California 94804

> **Re:** **Transcept Pharmaceuticals, Inc.**
> **Form 10-K filed March 30, 2010**
> **DEF 14A filed April 26, 2010**
> **File No. 000-51967**

Dear Mr. Oclassen:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Intellectual Property and Proprietary Technology, page 28

1. We note your discussion of the two U.S. patents pertaining to the formulations of zolpidem. The discussion, however, does not disclosure the expiration dates for these patents. Please confirm that the Form 10-K for 2010 will include the expiration dates for these patents.

Definitive Proxy Statement

Transcept Compensation Discussion and Analysis, page 31

2. We note the discussion on page 42 identifying the peer group members for purposes of 2007 base salary determinations. We also note the discussion on page 34 identifying the peer group members selected for 2010. The discussion, however, on page 34 relative to the 2009 compensation determinations does not disclose the peer group members, if any, selected for such determinations. Please confirm that your 2011 proxy statement will identify the peer group members for your determination of 2009 compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director